CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES NEW CHARTERS FOR THE M/T

AVAX, M/T AGISILAOS AND M/T ALKIVIADIS

ATHENS, GREECE, September 16, 2014 -- Capital Product Partners L.P. (NASDAQ: CPLP) (the ‘Partnership’) an international diversified shipping company, announced today that it has secured time charter employment for the M/T ‘Avax’, M/T ‘Agisilaos’ and M/T ‘Alkiviadis’.

In particular, the M/T ‘Alkiviadis’ (36,760 dwt, IMO II/III Chemical/ Product Tanker built 2006 Hyundai Mipo Dockyard, South Korea) was employed with CSSA S.A., a fully owned subsidiary of Total S.A., for one year (+/- 30 days) at a gross daily rate of $14,125. CSSA S.A. has the option to extend the charter for an additional year (+/- 30 days) at $15,125 gross per day.  Previously the vessel was employed under a time charter to Capital Maritime & Trading Corp. (‘CMTC’) at a gross rate of $14,250 per day. The new charter commenced in September 2014. This marks the opening of a new time charter relationship of CPLP with CSSA S.A. (Total S.A.).

The M/T ‘Avax’ (47,834 dwt, IMO II/III Chemical Product Tanker built 2007 Hyundai Mipo Dockyard, South Korea) was chartered to our sponsor, CMTC, for one year (+/- 30 days) at a gross daily rate of $14,750. CMTC has the option to extend the charter for an additional 12 months (+/- 30 days) at a gross day rate of $15,250. The charter is expected to commence in September 2014. Previously the vessel was employed under a time charter to BP Shipping Ltd. at a gross rate of $14,700 per day.

Finally, the M/T ‘Agisilaos’ (36,760 dwt, IMO II/III Chemical/ Product Tanker built 2006 Hyundai Mipo Dockyard, South Korea) entered into a new charter with CMTC for one year (+/- 30 days) at a gross daily rate of $14,250 including an optional year (+/- 30 days) at a gross daily rate of $14,500. The charter is expected to commence in October 2014. Previously the vessel was employed under a time charter to CMTC at a gross rate of $14,250 per day.

As a result of the above employments, the Partnership’s total weighted average remaining charter duration is 8.6 years.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven Post Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group Inc., A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., CSSA S.A., Engen Petroleum, Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime & Trading Corp.

Forward-Looking Statements

The statements in this press release that are not historical facts, including the expected use of proceeds from the offering of common units, the acquisitions and vessel delivery dates of the Vessels, and the repurchase of common units from Capital Maritime, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Petros Christodoulou, CEO and CFO	Nicolas Bornozis
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: p.christodoulou@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com